UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-28685
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
             [ ] Form N-SAR [  ] Form N-CSR
             For Period Ended: 03-31-2009
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

        For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I-- REGISTRANT INFORMATION

                         Vertical Computer Systems, Inc.
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                             Full Name of Registrant

                       Scientific Fuel Technologies, Inc.
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                            Former Name if Applicable

                         101 West Renner Road, Suite 300
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            Address of Principal Executive Office (Street and Number)

                              Richardson, TX 75082
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                            City, State and Zip Code


                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant, Vertical Computer Systems, Inc. (the "Company") has experienced delays in implementing its new accounting system. As a consequence, the Company has also experienced delays in resolving accounting issues associated with the Company's material subsidiary, Now Solutions, Inc. ("Now Solutions"), including its consolidations of financial statements for its subsidiaries, all of which are material to the Registrant's financial statements. As a result, Registrant's accounting department requires additional time to accumulate and review such subsidiaries' financial information in order to complete the consolidation process and cannot, without unreasonable effort and expense, file the Form 10-Q on or before the prescribed filing date. Registrant expects to obtain all required data within the next several days and, as a result, expects to file the Form 10-Q within five days after the prescribed filing date.


                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Braun                            (817) 348-8717
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    (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended March 31, 2009, the Company reduced its outstanding liabilities in connection with a judgment awarded to Now Solutions, in its litigation with Ross Systems, Inc. ("Ross").

In February 2009, the Appellate Division of the Supreme Court of New York, First Department, affirmed the trial court's judgment entered on October 11, 2007 for Now Solutions in the action of Ross Systems, Inc. v. Now Solutions, Inc.

In March 2009, Now Solutions applied for and received the cash deposit of Ross that was held by the New York City Department of Finance, which consisted of $3,151,216 and $133,424 in accrued interest (from October 11, 2007, the date on which the judgment was entered ). These amounts are non-operating income for the period.

Consequently, for the three months ended March 31, 2009, the Company paid down or wrote-off certain debt and other liabilities on its accounts. In general, the
Company:

      (a) wrote-off a $750,000 note payable to Ross, plus any accrued interest on this note;

      (b)   paid down outstanding attorney's fees of approximately $2,345,502;

      (c) made payments of $325,659 that Now Solutions was obligated to pay toward the outstanding balances on certain notes payable issued by Taladin, Inc. (a 100% subsidiary of the Company) from the net proceeds collected on the judgment awarded to Now Solutions in the Ross litigation (after deducting attorney's fees and costs); and

      (d) paid down other outstanding debt of the Company in notes payable and accounts payable.


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

The net effect of the above results in approximately $4 million of gain on settlement of litigation. The Company cannot make a reasonable estimate of the results of operations until it completes implementing its new accounting system, after which the Company will file its Report for the period.

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                         Vertical Computer Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009                      /s/ David Braun
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                                  By:   David Braun, Chief Financial Officer







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